

Mail Stop 7010

May 19, 2009

By U.S. Mail and Facsimile

Ms. Theresa E. Wagler
Chief Financial Officer
Steel Dynamics, Inc.
6714 Pointe Inverness Way
Suite 200
Fort Wayne, IN 46804

> **Re: Steel Dynamics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed April 3, 2009**
> **File No. 000-21719**

Dear Ms. Wagler:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief